Exhibit 12.1

Baker Hughes, a GE company, LLC

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Pro Forma Nine Months Ended September 30,		Pro Forma Year Ended December 31,	Nine Months Ended September 30,	Year Ended December 31,
	2017		2016	2017	2016	2015	2014
Earnings:
Add:
Pre-tax income from continuing operations before adjustments for equity investees	$157		$(1,485)	$(25)	$584	$(158)	$2,336
Fixed charges	246		416	143	169	189	260
Amortization of capitalized interest	5		11	2	—	—	—
Less:
Capitalized interest	2		2	1	—	—	—

Total earnings	$406		$(1,060)	$119	$753	$31	$2,596

Fixed charges:
Add:
Interest expense	$126		$229	$75	$102	$120	$179
Interest portion of rental expense	118		185	67	67	69	81
Capitalized interest	2		2	1	—	—	—

Total fixed charges	$246		$416	$143	$169	$189	$260

Ratio of earnings to fixed charges	1.7	(1)	**(1)	*	4.5	*	10.0

*	Earnings for the nine months ended September 30, 2017 and the year ended December 31, 2015 were inadequate to cover fixed charges by $24 million and $158 million, respectively.
**	Pro forma earnings for the year ended December 31, 2016 were inadequate to cover pro forma fixed charges by $1,476 million.
(1)	For an explanation of the calculation of the pro forma ratios of earnings to fixed charges, see note 3 in “Ratio of Earnings to Fixed Charges” included in this registration statement.